Mail Stop 6010


						March 10, 2006

Mr. Lowell W. Giffhorn
Chief Financial Officer
Omni U.S.A., Inc.
2236 Rutherford Road, Suite 107
Carlsbad, CA   92008


Re:	Omni U.S.A., Inc.
      Form 10-KSB for the year ended June 30, 2005
      Filed October 13, 2005
      File No. 0-17493

Dear. Mr. Giffhorn:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant